Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on February 3, 2006)
     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Brilliance China Automotive Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business January 3, 2006 at the Special General Meeting of the Shareholders of Brilliance China Automotive Holdings Limited to be held on February 10, 2006 in Hong Kong.
NOTE:
1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
To include any comments, please mark this box. ☐
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
P.O. BOX 11230
NEW YORK, N.Y. 10203-0230
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.
☑ Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST
1	(a)
To confirm and approve the entering into of the framework agreements dated 16 December 2005 (the “Framework Agreements”) in respect of the continuing connected transactions (the “Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company and to approve the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements;
			☐	☐

	(b)	Subject to the passing of the resolution numbered 1 (a), to approve the proposed annual caps of the Continuing Connected Transactions; and	☐	☐

(c)
Subject to the passing of the resolutions numbered 1 (a) and (b), to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions.
			☐	☐

2	(a)
To confirm and approve the guarantee agreement dated 16 December 2005 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Brilliance JinBei Automobile Co., Ltd. in relation to the provision of cross guarantee for banking facilities of the other party up to RMB350 million for a period of one year from 1 January 2006 to 31 December 2006 and to authorize the directors of the Company to take such actions as are necessary to give effect to the cross guarantee; and
			☐	☐

(b)
To confirm and approve the guarantee agreement dated 16 December 2005 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB385 million for a period of one year from 1 January 2006 to 31 December 2006 and to authorise the directors of the Company to take such actions as are necessary to give effect to the cross guarantee.
			☐	☐

3		To re-elect Mr. Qi Yumin as a director of the Company and to authorise the board of directors of the Company to fix the remuneration of Mr. Qi Yumin.	☐	☐
To change your address, please mark this box. ☐
The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here